FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

HyperSciences, Inc.

Delaware	47-4407457
State of Incorporation	Employer Identification Number

1314 S. Grand Blvd., Suite 2-133

Spokane, WA 99202

Tel: (509) 994-8577

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis is intended as a review of significant factors affecting the Company’s financial condition and results of operations for the periods indicated. The discussion should be read in conjunction with the Company’s financial statements and the notes presented herein. In addition to historical information, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of the risk factors set forth above and other factors discussed in this prospectus.

Item 1. Operating Results

During the semiannual period ended June 30, 2018, the Company had $0 in revenues. There were no accounts receivable as of the end of the semiannual period.

The Company had net losses from operations of $575,982 during the semiannual period ended June 30, 2018. These losses were largely attributed to continuing patent prosecution, personnel expenses and professional fees related to preparing the Company for its June 28, 2018 qualification by the Securities and Exchange Commission for its Regulation A Offering.

The Offering Circular can be found on Edgar at the Securities and Exchange website titled “Offering Circular Dated June 28, 2018” filed on Form 253G2 on June 29, 2018 and is incorporated by reference herein as Offering Circular.  The direct hyperlink to this document is:

https://www.sec.gov/Archives/edgar/data/1646921/000105291818000259/hsi253g2june28-18v2.htm

Additionally, there was interest expense from outstanding convertible notes of $143,944 for the semiannual period ended June 30, 2018.

Liquidity and Capital Resources

At June 30, 2018, the Company had negative working capital of $3,750,190, as compared to $3,589,569 at December 31, 2017.  During the six months ended June 30, 2018, the Company experienced negative cash from operations of $483,736, expended $1,550 for investing activities, and added $489,646 from financing activities.

Cash used in operating activities was primarily a result of the Company’s net loss and partially offset by accrued interest and expenses during the semiannual period.

The Company expects to continue to experience net operating losses during its development phase. Historically, the Company has relied upon investor funds to maintain its operations and develop the Company’s business. The Company anticipates raising additional capital within the next twelve months from investors for working capital and to execute its business plan, although the Company can provide no assurance that additional investors will be available on terms acceptable to the Company. If the Company is unable to obtain additional financing to meet its working capital requirements, it may have to curtail its business.

Issuer’s Material Commitments for Capital Expenditures

The Company has no current commitments for new capital expenditures.

Trend Information

During the semiannual period ended June 30, 2018, the qualification of the Offering Circular took substantially longer than originally estimated, requiring unanticipated professional expenditures, including but not limited to, additional legal and accounting expenditures during the review process and the need for completion of the 2017 financial statement audit earlier than planned.  In addition, the delay in qualification required a significant amount of management attention during this period.

Without another source of capital to fund its net operating losses, the Company’s ability to execute on its Plan of Operations was constrained and resulted in an overall increase in payables.  Finally, during the semiannual period and in months following but prior to the filing of this report, as a result of its continuing capital constraints, the Company has had to make difficult decisions including the sale of a piece of equipment, abandonment of one foreign patent application, payment of unanticipated patent-related expense for extension periods, and entering into additional short-term loans to be repaid out of the Use of Proceeds from the Company’s offering.

Subsequent to the semiannual period, the Company received sufficient subscriptions under its Offering Circular to meet its minimum subscription amount.  On September 19, 2018, 656,994 shares of Series A Preferred Stock at a par value of $0.0001 and a cost-basis of $3.8400 were transferred to the Company’s transfer agent.  The subscriptions pursuant to this first closing totaled $2,522,857 with net proceeds of $2,356,671 to the Company after broker-dealer commissions of $166,186.

In addition, subsequent to the semiannual period, the Company entered into a Phase I SBIR (Small Business Innovation Research) fixed price contract with NASA totaling $124,900.  The contract is payable in three equal installments, the first payment of $41,430 has been received, the second will be invoiced around October 27, 2018 and the final upon delivery of the final report, on or before January 25, 2019.

On May 23, 2018, the Company received a Letter of Intent for its proposed Joint Industry Project (JIP) from Shell International Exploration and Production, Inc. (Shell) expressing its intent to build upon its past investment in the Company through its GameChanger program and contribute a sum of $250,000 towards Phase I of the JIP.  Subsequent to the semiannual period, the Company has been in negotiations with Shell over the requirements of the test.  In addition, the Company has been in conversations with other potential parties who may participate in the JIP.

As a result of these discussions and the specific requirements, management believes it likely that it will modify its Plan of Operations to initially focus on the HyperCore-50 system versus the HyperCore-100 system discussed in the Offering Circular.  The HyperCore-50 system is a 50 mm version of the same system discussed in the Offering Circular and while additional projectiles are need to achieve comparable rock breaking performance in tunneling/mining, the overall system economics from both a production and customer cost perspective are expected to be comparable in aggregate and more compatible with the needs for successful HyperDrill deployments, especially for the Shell JIP.

The Company has not yet revised its Plan of Operations or its Use of Proceeds based on these latest developments.  The Company is analyzing the engineering impact of the potential changes and is unable to revise its Plan of Operations and Use of Proceeds until this technical analysis and corresponding financial analysis can be completed.

The Company believes that upon completion of this analysis and with additional adjustments to its hiring and other expenditures, the Company will be able to meet the general goals of its Plan of Operations even though it may extend the anticipated timeline for meeting those goals. The Company will continue raising additional capital with the goal of  achieving the maximum amount set forth in the Offering Circular in a reasonable timeframe in order to execute on its business plan as stated in the Offering Circular.

Item 2. Other Information

The Company has no unreported information it would be required to disclose in a report on Form 1-U during the semiannual period covered by this Form 1-SA.

Additional Information – Intellectual Property

The following provides amended and restated information relating to the intellectual property assets of HyperSciences:

HyperSciences has an exclusive license in to certain “baffle-tube ram accelerator (BTRA) technology” and related patent assets pursuant to that certain Exclusive Patent License Agreement between HyperSciences and University of Washington dated March 13, 2015. Such exclusive rights are only for use of the technology below 100km Mean Sea Level (MSL) of Earth.

(i)

UW Licensed Patent Assets (as of the date of the Offering Circular)

Title	Jurisdiction	App. or Pub. No.
Baffled-tube ram accelerator	United States	15/517,942
Baffled-tube ram accelerator	Australia	2015330900
Baffled-tube ram accelerator	Canada	2964109
Baffled-tube ram accelerator	China	201580062939.3
Baffled-tube ram accelerator	Europe	15849327.0
Baffled-tube ram accelerator	India	201717013251
Baffled-tube ram accelerator	Japan	2017-518878
Baffled-tube ram accelerator	Russia	2017115763

HyperSciences also has the following issued patents and numerous pending applications covering its various technologies.

(ii)

Issued Patents1 (Status as of September 25, 2018)

Title	Jurisdiction	Patent Number
Ram Accelerator System	United States	9,500,419
Ram Accelerator System with Endcap	United States	9,458,670
Ram Accelerator System with Endcap	China	105189904
Ram Accelerator System with Rail Tube	United States	9,988,844

(iii)

Pending Patent Applications (Status as of September 25, 2018)

Title	Jurisdiction	App. or Pub. No.
Augmented Drilling System	PCT/US	PCT/US2017/050736
Augmented Drilling System	United States	15/698,549
Projectile Drilling System	PCT/US	PCT/US2016/060129
Projectile Drilling System	United States	15/340,753
Projectile Drilling System	United States	62/542,721
Projectile Tunneling System	United States	62/502,863
Ram Accelerator System	Canada	2,937,145
Ram Accelerator System	Europe	20140770528
Ram Accelerator System	Hong Kong	16107344.0
Ram Accelerator System	India	8023/DELNP/2015
Ram Accelerator System	PCT/US	PCT/US2014/012317
Ram Accelerator System	China	201810199850
*Ram Accelerator System	United States	15/292,011(Allowed)
Ram Accelerator System with Baffles	Europe	20160783882
Ram Accelerator System with Baffles	PCT/US	PCT/US2016/028704
Ram Accelerator System with Baffles	US	15/135,452
Ram Accelerator System with Endcap	Europe	20150791990
Ram Accelerator System with Endcap	Hong Kong	17107855.0
Ram Accelerator System with Endcap	PCT/US	PCT/US2015/030320
Ram Accelerator System with Endcap	China	201580027250
Ram Accelerator System with Endcap	Canada	2985573
*Ram Accelerator System with Endcap	United States	15/246,414 (Allowed)
Ram Accelerator System with Rail Tube	Europe	20150852455
Ram Accelerator System with Rail Tube	PCT/US	PCT/US2015/056947
System for Acoustic Navigation of Boreholes	United States	15/871,824
System for Acoustic Navigation of Boreholes	United States	PCT/US2018/013833
System for Generating a Hole Using Projectiles	PCT/US	PCT/US2016/061660
System for Generating a Hole Using Projectiles	United States	15/348,796
System for Generating Geothermal Energy	United States	62/447,350
Systems for Thermal Generation of Energy	United States	62/450,529
Projectile Drilling Systems and Methods	PCT/US	PCT/US2018/045886
Projectile Drilling Systems and Methods	United States	16/059,026

1 The Offering Circular inadvertently listed U.S. patent no. 8,538,697 within the accompanying table. That asset is not owned by HyperSciences.

Item 3. Financial Statements

Financial Statements June 30, 2018

HyperSciences, Inc.

Contents

FINANCIAL STATEMENTS:

Compilation Report

7

Balance sheets

8

Statements of operations

9

Statements of cash flows

10

Notes to financial statements

11-18

HyperSciences, Inc.

HyperSciences, Inc. Balance Sheets
	June 30, 2018 (Unaudited	December 31, 2017
ASSETS

Current Assets
Cash	$4,651	$290
Total current assets	4,651	290

Equipment
Equipment, net	106,109	114,288
Total Equipment	106,109	114,288

Other Assets
Patents, net	211,266	210,745
Total other assets	211,266	210,745

Total Assets	$322,025	$325,323

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$525,591	$216,406
Related party payables	86,369	403,620
Accrued interest	464,689	344,593
Payroll liabilities	107,042	82,878
Convertible notes payable – ST	2,566,499	2,542,072
Total current liabilities	3,750,190	3,589,569

Convertible notes payable – LT	-	415,000
Accrued interest	-	54,114
Related Party Note Payable	95,000	95,000
Total long term liabilities	95,000	564,114

Total liabilities	3,845,190	4,153,683

Commitments & Contingencies	-	-

Stockholders’ Equity:

Common stock, $0.0001 par value; 10,000,000 shares authorized, 5,397,727 and 4,400,000 shares issued and outstanding at June 30, 2018 and December 31, 2017	540	440

Additional paid in capital	915,771	34,694
Accumulated deficit	(4,439,476)	(3,863,494)
Total Stockholders' Equity	(3,523,165)	(3,828,360)

Total Liabilities & Stockholders’ Equity	$322,025	$325,323

HyperSciences, Inc.

HyperSciences, Inc. Statements of Operations For the six months ended June 30, (unaudited)

	2018	2017

Revenue	$-	$-

Expenses:
Personnel	114,217	371,591
Research and development	172,930	202,431
Professional fees	270,483	37,664
Rent & facility costs	17,648	11,788
Shipping and Freight	1,148	4,102
Travel	7,602	46,542
Depreciation & Amortization	9,207	2,909
General and administrative	16,988	65,203
Total operating expenses	610,224	742,229
Net loss from operations	(610,224)	(742,229)
Other income (expense)
Gain on extinguishment of debt	178,186	-
Interest expense	(143,944)	(113,332)
Net loss before provision for income tax	(575,982)	(855,561)
Provision for income taxes	-	-
Net Loss	$(575,982)	$(855,561)

Loss per common share - Basic and fully diluted	$(0.11)	$(0.19)

Weighted average number of shares outstanding - Basic and fully diluted	5,121,577	4,400,000

HyperSciences, Inc.

HyperSciences, Inc. Statements of Cash Flows For the six months ended June 30, (unaudited)
	2018	2017

Cash flows from operating activities:

Net loss	$ (575,982)	$ (855,561)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation & amortization expense	9,209	2,910
Share-based compensation	957	-
Change in operating assets and liabilities:
Accounts payable and accrued expenses	333,349	(17,207)
Related party payable	(317,251)	2,057
Accrued note interest	65,982	113,331
Net cash used in operation activities	(483,736)	(754,470)

Cash flows from investing activities:
Purchase of equipment	-	(102,191)
Pending patent costs	(1,550)	(33,799)
Patent costs	-	(800)
Net cash used by investing activities	(1,550)	(136,790)

Cash flows from financing activities
Proceeds from share issuances	9,686	-
Net convertible note activity	479,960	804,436
Net cash provided by financing activities	489,646	804,436

Net increase (decrease) in cash	4,360	(86,824)
Cash at beginning of year	290	112,658
Cash at end of quarter	$ 4,651	$ 25,835

HyperSciences, Inc.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

HyperSciences, Inc. (“HSI”) was incorporated under the laws of the State of Delaware on October 13, 2014. HSI is a hypersonic platform technology development company harnessing the power of extreme velocity to radically change the economics of industries that break and pulverize rock through the use of novel hypersonic propulsion technology and other aeronautical and industrial applications. HSI’s majority shareholder is EnergeticX, (“EGX’), a company controlled by the management of HSI, and which performs technological services similar to HSI.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is December 31. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $4.4 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounts subject to estimates include income taxes and useful lives of fixed assets and patents.

Risks and Uncertainties

As of June 30, 2018, the Company had not commenced full scale operations. The Company’s activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s plans or failing to profitably operate the business.

Reclassification

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported losses, total assets, total liabilities, or stockholders’ equity as previously reported.

HyperSciences, Inc.

Revenue Recognition and Contract Costs

The Company’s revenues are earned primarily from services provided relating to the design, system integration and other technological aspects associated with the development of deep down-hole drilling technology. The Company recognizes revenue for its contract with its customer primarily based on negotiated hourly billing rates of the actual time spent on the deep down-hole drilling project. The Company records revenue when the services have been performed and when the associated deliverables have been provided to the customer. Contract costs consist of direct labor and materials required to satisfy the specifications required under the contract. Revenue is not recognized for non- recoverable costs. The Company is reimbursed for actual out-of-pocket costs for materials and other direct incidental expenditures that are incurred in connection with performance under the contract.

Equipment

Equipment is recorded at cost. Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method over a useful life of five to ten years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income or expense.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of financial instruments reported on the balance sheets approximate their fair value as of June 30, 2018 and December 31, 2017. At June 30, 2018 and December 31, 2017, the Company had no financial assets or liabilities subject to fair value measurement on a recurring basis.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was

$172,930 and $202,431 for the six months ended June 30, 2018 and 2017, respectively.

HyperSciences, Inc.

Patents

Patents are initially measured at the legal costs incurred in the filing process. Issued patents are being amortized on a straight-line basis over a period of 17 years. For pending patents, no life has yet to be determined. Once the patents are issued, these patents will be assigned a life and amortized over the life which was assigned. The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company's policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at June 30, 2018 and December 31, 2017.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service and the State of Delaware, which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company’s inception.

Net Income (Loss) Per Common Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive.

Share-Based Compensation

The Company recognizes share-based compensation based on the fair value on the issuance date. When an award has performance criteria, the final measurement date for the fair value is the date that each performance commitment is satisfied or there is a significant disincentive for non-performance.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents. At June 30, 2018 and December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. As of June 30, 2018, and December 31, 2017, the Company had $4,651 and $290 in cash and cash equivalents, respectively.

HyperSciences, Inc.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers, an accounting standard that will supersede existing revenue recognition guidance under current U.S. GAAP. The new standard is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods and services. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. We continue to evaluate the impact of the new guidance on our consolidated financial statements.

NOTE 2 – EQUIPMENT

Equipment consisted of the following at June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017

Trucks and trailers	$17,608	$17,608
Tractors and Drills	112,822	112,822
	130,430	130,430
Accumulated depreciation	(24,321)	(16,142)
Total equipment	$106,109	$114,288

Depreciation expense for the six months ended June 30, 2018 and 2017 was $8,179 and $1,888 respectively.

NOTE 3 – PATENTS

Patents consisted of the following at June 30, 2018 and December 31, 2017.

	June 30, 2018	December 31, 2017

Pending patents	$181,347	$179,797
Patents granted	35,012	35,012
	216,359	214,809
Accumulated amortization	(5,093)	(4,064)
Total patents	$211,266	$139,510

Amortization expense for the years ended June 30, 2018 and 2017 was $1,030 and $1,022, respectively. The following table presents the estimated future amortization of finite-lived intangible assets for the next five fiscal years ending December 31:

2018	$ 2,060
2019	2,060
2020	2,060
2021	2,060
2022	2,060
Total	$ 10,300

HyperSciences, Inc.

Granted patents consist of four patents at June 30, 2018 and two patents at December 31, 2017. These patents have been issued and are related to machinery used for the drilling and extraction of minerals. Six patent applications were purchased from EnergeticX, a related party and majority shareholder. The Company recorded the patents at EnergeticX’s net carrying value.

Pending patents consist of costs related to thirty patent applications (and one additional abandoned patent application in China) at June 30, 2018 and thirty-one at December 31, 2017, for which the filing process has begun, but the issuance of the patent has not yet been made by the United States Patent and Trademark Office or other applicable patent office. No life has yet been determined for these patent applications. Once they are issued, they will be assigned a life and amortized over the life which was assigned. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

The Company currently has several convertible notes payable outstanding which it has used to fund its operations to date. A majority of the convertible notes payable have all exceeded their maturity dates. The terms of the note agreements provide that the notes shall be due and payable on the earlier of (i) ten days of such amount being declared due and payable by the Majority Investors (note holders) at any time after the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by the Majority Investors or made automatically due and payable. To date, no declaration has been made by the Majority Investors to make the notes due and payable, and all the convertible notes not converted into common stock in 2018 are classified as current and outstanding at June 30, 2018.

In June through August of 2015, the Company entered into eleven convertible notes totaling $930,000. The notes matured on June 26, 2016, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. The notes were amended on June 10, 2016 to extend the maturity dates to January 31, 2017. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain note holders agreed to convert $205,000 of the principal balances, and the related accrued interest on those balances, into shares of common stock on February 28, 2018. The remaining $725,000 principal balance of these notes, including the related accrued interest, remain outstanding.

In February 2016, the Company entered into two convertible notes totaling $225,000. The notes matured on June 26, 2016, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. The notes were amended on June 10, 2016 to extend the maturity dates to January 31, 2017. Upon maturity, the notes ceased to be convertible into equity. These notes and the related accrued interest remain outstanding.

On June 9, 2016, the Company converted an account payable to a legal firm into a $35,000 convertible promissory note. The note matured on June 26, 2016, had an 8% interest rate, and was convertible into common shares at the discretion of the holder upon the occurrence of certain events. The note was amended on June 10, 2016 to extend the maturity date to January 31, 2017. Upon maturity, the note ceased to be convertible into equity. This note and the related accrued interest remain outstanding.

In June through September of 2016, the Company entered into nine convertible notes totaling $785,000. The notes matured on January 31, 2017, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain note holders agreed to convert $25,000 of the principal balances, and the related accrued interest on those balances, into shares of common stock on February 28, 2018. The remaining $760,000 principal balance of these notes and the related accrued interest remain outstanding.

HyperSciences, Inc.

From February through July 2017, the Company entered into eight convertible notes totaling $875,000. The notes matured on July 31, 2017, had an 8% interest rate, and were convertible into common shares at the discretion of the holder. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain noteholders agreed to convert $85,000 of the principal balances, and the related accrued interest on those balances, into shares of common stock on February 28, 2018. The remaining $790,000 of these notes and the related accrued interest remain outstanding.

In July 2017, $7,072 of payroll liabilities outstanding were converted into a convertible promissory note. The note matured on July 31, 2017, had an 8% interest rate, and was convertible into common shares at the discretion of the holder. Upon maturity, the note ceased to be convertible into equity. This note and the related accrued interest remain outstanding.

On August 7, 2017, the Company entered into a convertible note totaling $100,000. The note matures on August 7, 2018, has an 8% interest rate, and is convertible into common shares at the discretion of the holder or the Company. This note was converted into shares of the Company’s common stock on February 28, 2018. No balance remains outstanding on this note.

On February 9, 2018, the Company agreed with EnergeticX to forgive and extinguish approximately $130,000 of the related party payables balance due from HSI to EGX and convert $270,000 into a convertible note, bringing the accounts payable balance due to EGX to zero. The note was then converted into 223,715 shares of the Company’s common stock on February 28, 2018, at a conversion price of approximately $1.21 per share.

On February 9, 2018, the Company agreed with Mark Russell, the Company’s CEO, to convert $74,250 of the payroll balance due him into a convertible note. This note was then converted into 52,131 shares of the Company’s common stock on February 28, 2018, at an average conversion price of approximately $1.42 per share.

On February 28, 2018, the Company entered into six convertible notes totaling $57,500. The board of directors then elected to convert $51,250 of this note payable balance into common stock. The remaining balance of these notes after conversion was $6,250.

NOTE 5 – RELATED PARTY TRANSACTIONS

The parent company and majority shareholder of HSI, EnergeticX (“EGX”), funded a significant portion of HSI’s expenditures from 2014 through mid-2015 without a formal agreement in place. On June 1, 2015, a master services agreement and master testing agreement were executed between HSI and EGX. Under these agreements all of HyperSciences testing is done through EGX for a fee of $10,000 per month, retroactively beginning in October 2014. EGX continued to fund a portion of HSI’s operations through June 30, 2018.

The Company also has contracted services through MineLab LLC and Radian Rare and Precious Metals (RRPM) that have included, among other things, providing facilities and technology relating to firing projectiles at velocities high enough to break rock. Both of these companies are owned by Chuck Russell, who is a 20% owner of EGX and a director of HSI. Chuck also performed direct consulting services for the Company during 2017.

In 2017, the Company issued 96,250 shares of stock options to Mark, Chuck, Robert, Anne, and Andy Russell for services that were previously performed.

HyperSciences, Inc.

The following is a representation of the related party transactions that occurred during the six months ended June 30, 2018 and year ended December 31, 2017:

	June 30, 2018	December 31, 2017
Consulting fees paid to Chuck Russell	$ -	$ 30,000
Share based compensation expense Russell direct family members	-	1,303
Loans from Robert Russell	-	95,000
Loans from EGX directly to HSI	31,737	11,500
EGX expenses incurred for HSI	-	150,159
Total	$ 31,737	$ 287,962

NOTE 6 – STOCKHOLDERS’ EQUITY

At June 30, 2018 and December 31, 2017, the Company had 5,397,727 and 4,400,000 common shares issued and outstanding, respectively.

In April of 2015, the Company’s board of directors adopted the HyperSciences, Inc. 2015 Equity Incentive Plan (“the Plan”). The Plan’s purpose is to provide incentive to employees, directors and consultants and to promote the success of the Company’s business. The Plan permits the grant of incentive stock options, non-statutory stock options, stock appreciate rights, restricted stock and restricted stock units. The maximum aggregate number of shares that may be subject to award under the Plan as amended on February 28, 2018 is 1,500,000 shares.

On April 12, 2018, the Board of Directors authorized the issuance of a new class of stock: Series A Preferred Stock. The Company amended and restated its certificate of incorporation to increase the number of authorized shares of the Company’s Common Stock to 15,000,000 and the number of Series A Preferred Stock to 4,050,000.

On January 31, 2017, the Board of Directors elected to grant stock options to eighteen parties, totaling 195,750 options. The options each have an exercise price of $0.025. The options were granted for services performed in 2015 and 2016. Of the options issued, 68,250 options vested at the grant date; 86,042 options vested through the remainder of 2017 (with 10,000 forfeitures); and the remaining 41,458 options will vest through 2020.

On May 3, 2017, the Board of Directors elected to grant 255,000 stock options to two parties. The options each have an exercise price of $0.025. There were 180,000 options granted for services performed during 2016; of those options 85,000 vested in 2017 and 95,000 non-vested options were forfeited. There were 75,000 options issued for services performed in 2017; of those options 10,417 vested in 2017 and 64,583 non-vested options were forfeited.

On February 28, 2018, the Company repurchased 100,000 shares of the Company’s common stock at a price of $0.0071429 per share from Jonathan Wolff, pursuant to the Company’s right to repurchase the shares. These shares are available to be reissued.

On February 28, 2018, the Company elected to convert $414,316 of convertible notes payable that were issued in 2015 through 2018, including associated accrued interest, into 343,294 shares of the Company’s common stock at a conversion price of approximately $1.20 per share and to convert $38,750 of convertible notes payable issued in 2018 into 10,034 shares of common stock at a conversion price of approximately $3.85 per share.

On February 28, 2018, the Company made a restricted stock grant to Raymond Kaminski, a service provider, for $0.025 per share. The right is subject to vesting provisions that release the Company’s right to repurchase the shares over a period of twenty-four months commencing on January 1, 2018. The entirety of these shares was purchased by Mr. Kaminski on February 28, 2018 for $8,250.

HyperSciences, Inc.

On February 28, 2018, the Board of Directors elected to issue a warrant to purchase .33% of the total diluted equity of the Company as of February 28, 2018, or 21,461 shares of common stock to Lee & Hayes PLLC, attorneys for the Company, as compensation for a deferment of payment of $32,750 in legal fees, until the first closing of the Regulation A offering. The terms of the warrant provide that shares of common stock may be purchased at an exercise price equal to the per-share price of the stock sold during the Company’s Series A offering ($3.84). The expiration date of the warrant is the ten-year anniversary of its issuance.

The fair market value of stock options was estimated using the Black-Scholes valuation model and the following variables and considerations to determine the underlying assumptions utilized by the model: 1) common stock price ($0.025) as determined by the board of directors based upon its review of such factors as it deems necessary or relevant, including, without limitation, the Company’s current financial condition, business outlook, the Company’s product development efforts, business risks and opportunities relevant to the Company, discounts for lack of common stock marketability, and such other information as it deems advisable at the time of determination; 2) expected stock price volatilities (49.54%-57.7%) based on the historical volatilities of the daily closing prices of comparable public companies’ common stock; 3) a risk-free interest rate (1.25%) based on the U.S. Treasury bonds issued with a term approximate to the expected life of the grant; and the 4) expected dividend yield (0%). Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The fair value of options granted during 2017 was $7,048, with a weighted average option value of $0.016.

Stock option transactions under the Company’s plans for the six months ended June 30, 2018 and year ended December 31, 2017 are summarized as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 1, 2017	-	-	-
Granted	450,750	$0.025	9 years
Forfeited	169,583	$0.025	9 years
Outstanding at December 31, 2017	281,167	$0.025	9 years
Outstanding at June 30, 2018	281,167	$0.025	9 years

The total share based compensation expense recognized during the six months ended June 30, 2018 and year ended December 31, 2017 were $957 and $3,705, respectively. The remaining unrecognized compensation cost of $2,386 will be recognized ratably over the related vesting period which ranges from 2018 to 2019.

NOTE 7 – SUBSEQUENT EVENTS

Management has reviewed and evaluated subsequent events and transactions occurring after the balance sheet date, June 30, 2018, through September 27, 2018, the date these financials were available for issuance, and identified the following subsequent events:

On July 9, 2018, the Company entered into a promissory note totaling $50,000 with a shareholder. The note matures on October 1, 2018 and accrues interest at 8% annually. This note and the related accrued interest remain outstanding.

HyperSciences, Inc.

On July 27, 2018, the Company entered into a Phase I SBIR (Small Business Innovation Research) fixed price contract with NASA totaling $124,900.     The contract is payable in three equal installments, the first payment of $41,430 has been received, the second will be invoiced around October 27, 2018 and the final upon delivery of the final report, on or before January 25, 2019.

On August 15, 2018, the Company entered into an agreement providing the Company access to both the common areas and a dedicated suite in a co-working facility in Austin, Texas. The monthly obligation under this agreement is $4,500 and may be terminated with at least 60 days’ notice.

On September 4, 2018, the Company entered into a promissory note totaling $150,000 with an individual who is both an independent contractor with the Company and who has subsequently become a shareholder through the Company’s Regulation A offering. The note matures on the earlier of (1) the first closing of the Company’s Regulation A offering or (2) June 28, 2019, and accrues interest at 8% annually.  The Company has already repaid $50,000 of the principal balance of the note and the remaining principal and accrued interest is now due.

On September 19, 2018, the Company received notification from its escrow agent that the minimum subscription threshold had been met in order to perform the first closing under the Company’s Regulation A Offering. Upon completion of closing, 656,994 shares of Series A Preferred Stock at a par value of $0.0001 and a cost-basis of $3.8400 were transferred to the Company’s transfer agent.  The subscriptions pursuant to this first closing totaled $2,522,857 with net proceeds of $2,356,671 to the Company after broker-dealer commissions of $166,186. This offering was qualified by the SEC on June 28, 2018 with the Company able to offer up to 2,604,166 Series A Preferred Stock shares for up to a total of $10 million in gross proceeds. The Company continues to accept subscriptions under this offering which will close upon the earlier of (1) the maximum offering amount being achieved, (2) June 28, 2019, or (3) the date at which the offering is terminated by the Company in its sole discretion.

Following June 30, 2018, the Company filed two additional non-provisional patent applications.

Item 4. Exhibits

6.12

NASA Small Business Innovation Research Agreement (Phase I)

HyperSciences, Inc.

CERTIFICATION & SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HyperSciences, Inc.

By       /s/ Mark Russell

Mark Russell, Chief Executive Officer of

HyperSciences, Inc.

Date: September 28, 2018

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By       /s/ Mark Russell

Mark Russell, Chief Executive Officer and Director

Date: September 28, 2018

By       /s/ Kemper Rojas

Kemper Rojas, Chief Financial Officer

Date: September 28, 2018

By       /s/ Charles Russell

Charles Russell, Director

Date: September 28, 2018